SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Theravance Biopharma, Inc.
(Name of Issuer)
Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)
G8807B106
(CUSIP Number)
September 15, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Madison Avenue International LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,567,413

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,567,413

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,567,413

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Madison Avenue Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,567,413

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,567,413

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,567,413

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EMAI Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,567,413

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,567,413

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,567,413

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Madison Avenue GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,567,413

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,567,413

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,567,413

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Caraway Jackson Investments LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,567,413

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,567,413

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,567,413

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eli Samaha

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,567,413

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,567,413

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,567,413

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
Theravance Biopharma, Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1‑1104
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	Madison Avenue International LP,

•	Madison Avenue Partners, LP,

•	EMAI Management, LLC,

•	Madison Avenue GP, LLC,

•	Caraway Jackson Investments LLC, and

•	Eli Samaha.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 150 East 58th St, 14th Fl, New York, NY 10155.
Item 2(c).	Citizenship:
Madison Avenue International LP is a Cayman Islands exempted limited partnership. Madison Avenue Partners, LP is a Delaware limited partnership. Each of EMAI Management, LLC, Madison Avenue GP, LLC and Caraway Jackson Investments LLC is a Delaware limited liability company. Mr. Samaha is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:
Ordinary Shares, $0.00001 par value per share (the “Ordinary Shares”)
Item 2(e).	CUSIP Number:
G8807B106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:[1]
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[x]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
(a)	Amount beneficially owned:
As of September 27, 2021, Madison Avenue International LP beneficially owned 4,567,413 Ordinary Shares.
Madison Avenue Partners, LP and Madison Avenue GP, LLC, as the investment manager and general partner of Madison Avenue International LP, respectively, may be deemed to be the beneficial owner of the Ordinary Shares owned directly by Madison Avenue International LP.
EMAI Management, LLC, as the general partner of Madison Avenue Partners, LP, may be deemed to be the beneficial owner of the Ordinary Shares owned directly by Madison Avenue International LP.
Caraway Jackson Investments LLC, as the owner of Madison Avenue GP, LLC, may be deemed to be the beneficial owner of the Ordinary Shares owned directly by Madison Avenue International LP.
Mr. Samaha, as the non-member manager of Madison Avenue GP, LLC, the managing member of EMAI Management, LLC, and the majority owner of Caraway Jackson Investments LLC, may be deemed to be the beneficial owner of the Ordinary Shares owned by Madison Avenue International LP.
(b)	Percent of Class:
The following percentage is based on 73,470,151 Ordinary Shares outstanding as of July 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.
As of September 27, 2021, the Reporting Persons may be deemed to have beneficially owned approximately 6.2% of the outstanding Ordinary Shares.

1 Note to Madison Avenue: Please confirm whether you are able to check any Item 3 boxes. We are happy to assist by fielding any questions.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Ordinary Shares:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote of Ordinary Shares:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of Ordinary Shares:
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of Ordinary Shares:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: September 27, 2021
MADISON AVENUE INTERNATIONAL LP
By: Madison Avenue GP, LLC, its general partner

By: /s/ Eli Samaha
       Eli Samaha, as Manager

MADISON AVENUE PARTNERS, LP
By: EMAI Management, LLC, its general partner

By: /s/ Eli Samaha
       Eli Samaha, as Managing Member

EMAI MANAGEMENT, LLC

By: /s/ Eli Samaha
      Eli Samaha, as Managing Member

MADISON AVENUE GP, LLC

By: /s/ Eli Samaha
       Eli Samaha, as Manager

CARAWAY JACKSON INVESTMENTS, LLC

By: /s/ Eli Samaha
       Eli Samaha, as Member

/s/ Eli Samaha
ELI SAMAHA

*The Reporting Persons disclaim beneficial ownership in the Ordinary Shares reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Theravance Biopharma, Inc. dated as of September 27, 2021 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated: September 27, 2021
MADISON AVENUE INTERNATIONAL LP
By: Madison Avenue GP, LLC, its general partner

By: /s/ Eli Samaha
      Eli Samaha, as Manager

MADISON AVENUE PARTNERS, LP
By: EMAI Management, LLC, its general partner

By: /s/ Eli Samaha
      Eli Samaha, as Managing Member

EMAI MANAGEMENT, LLC

By: /s/ Eli Samaha
       Eli Samaha, as Managing Member

MADISON AVENUE GP, LLC

By: /s/ Eli Samaha
        Eli Samaha, as Manager

CARAWAY JACKSON INVESTMENTS, LLC

By: /s/ Eli Samaha
       Eli Samaha, as Member

/s/ Eli Samaha
ELI SAMAHA